August 3, 2005

Mr. Don Walker
Sr. Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Home City Financial Corporation Registration Statement on Form 10-KSB Filed March 21, 2005 File No. 000-21809
Dear Mr. Walker:
     I want to thank you and Margaret Fitzgerald of your office for hearing our position in the accounting treatment of the two issues of FNMA preferred stock held at December 31, 2004. The conference call at 10:00 a.m. on Thursday, July 28th, which also included our Assistant CFO, Donna Williams, and our audit partner from BKD, LLP, Craig Lynam, enabled us to share the key factors that our management considered in evaluating potential impairment. The foremost of these factors continues to be our intent and ability to hold these investments until more favorable market interest rate scenarios are attained. Upon graciously hearing our contentions you suggested that we provide additional, more specific, supporting documentation relating to our stance such as economic experts’ opinions regarding trends in rates, economic expectations, and also similar investments’ performance in comparable market conditions. In keeping with your admonition also that we do this as soon as possible, since we are approaching the second quarter Form 10-QSB filing deadline, I have gathered such data and present it as follows:
ECONOMIC AND INTEREST RATE FACTORS:
•	Our contention that the economy is improving is supported by the most recent (July 12) “U.S. Economic Forecasts: Bloomberg Monthly Survey (Table)” (Exhibit I) which shows the median of 65 economists’ forecasts of key U.S. economic indicators inclusive of GDP, consumer spending, unemployment rate, consumer prices YOY%, federal funds target and ten-year note.

•	I have also provided a detail table of the 65 economists’ forecasts for the U.S. overnight bank lending rate (Exhibit II) showing the names of the economists queried and inclusive, I believe, of the one you referred to in our phone discussion as well as several we follow, such as Brian Wesbury of Claymore Investments of Chicago.

•	I have included Wesbury’s most recent detailed economic and interest rate forecast table summarizing actual 2004: Q1 through 2005: Q1 and forecasting seven quarters beyond through 2006: Q4. (Exhibit III).
SIMILAR INVESTMENTS’ PERFORMANCE:
     I have included several charts of similar financial investments’ historical performance as provided by Mark Evans, the Vining Sparks CFA, Senior Vice President whose letter regarding OTTI Treatment as it relates to floating rate agency preferred stocks was attached to our July 22nd reply to your July 5th Comment Letter. A significant additional factor noted in his e-mailed comments relative to these charts, included herein, (Exhibit IV) is that “the market has historically not priced in future resets on these preferred stocks until just a few months before the dividend reset dates”. Of course, the prevailing factor remains the trend in interest rates. Both of the FNMA issues we hold are tied to the 2-year Constant Maturity Treasury (CMT). I have charted the expected reset price based on the 2-year Treasury forecast in Exhibit III and show the results in Exhibit V indicating our projection of value at point of reset is $854,270 versus our cost of $910,180, almost 94% of cost. This represents a loss before taxes of only $55,910 versus $254,080 at December 31, 2004.
     It is our contention that the forecasted improvement in the economy and interest rate scenarios and the recent historical performance of investments similar to ours supports management’s judgment and decision at December 31, 2004, regarding the accounting treatment of the two investments in question. While reviewing quarterly, we continue to believe that actual interest rate increases support our previous position and recovery of the unrealized loss will occur in the quarters in which they are due to reset ie: first quarter 2006 for the FNMA Series F issue and third quarter 2006 for the FNMA Series G issue.
     We feel we have presented some additional compelling reasons supporting our position. We hope, upon your review of this data, that you concur with that position.

     We acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosures in our filing to the SEC; and

•	we realize that any SEC staff comments or changes to disclosure that we may make in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	we realize that we may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     We greatly appreciate your further consideration in this matter.
Sincerely,
/s/ Charles A. Mihal
Charles A. Mihal
Secretary, Treasurer and CFO

EXHIBIT I

BN	U.S. Economic Forecasts: Bloomberg Monthly Survey (Table) Jul 12 2005 0:00
By Alex Tanzi
     July 12 (Bloomberg) — The following table shows the median of 65 economists’ forecasts for U.S. economic indicators as surveyed by Bloomberg from June 30-July 11. All figures are expressed as of the end of the quarter except for GDP, which is at a quarterly annualized rate.

	2Q	3Q	4Q	1Q	2Q	Avg.
	2005	2005	2005	2006	2006	2005

Gros domestic product	3.3%	3.5%	3.4%	3.4%	3.4%	3.6%
Previous survey	3.3%	3.4%	3.3%	3.3%	3.3%	3.5%

Consumer spending	3.2%	3.2%	3.2%	3.2%	3.2%	3.6%
Previous survey	3.2%	3.1%	3.1%	3.0%	3.0%	3.5%

Unemployment rate	5.1%	5.1%	5.1%	5.0%	5.0%	5.1%
Previous survey	5.2%	5.1%	5.1%	5.1%	5.0%	5.2%

Consumer prices YOY%	3.0%	2.9%	2.7%	2.6%	2.4%	3.0%
Previous survey	2.9%	2.9%	2.8%	2.6%	2.5%	2.9%

	3Q	4Q	1Q	2Q	3Q	4Q
	2005	2005	2006	2006	2006	2006

Fed funds target	3.75%	4.00%	4.00%	4.00%	4.25%	4.25%
Previous survey	3.75%	3.75%	4.00%	4.00%	4.25%	n/a

Ten-year note	4.30%	4.50%	4.70%	4.75%	4.75%	4.90%
Previous survey	4.40%	4.60%	4.80%	4.90%	5.00%	n/a

—Editors: Miller, Barrett
Story illustration: To chart quarterly changes in the U.S. gross domestic product, adjusted for inflation: {GDP CQOQ <Index> GP <GO>)
For more economic surveys: {OUTL <GO>)
For more information on economic releases: {ECO<GO>)
For more data on gross domestic product: (GDP <GO>)
For today’s business and financial stories: {TOP <GO>)
For stories about Federal Reserve actions: {FEDU<GO>)
For a slide show of graphs showing the performance of
To contact the reporter on this story:
Alex Tanzi in Washington (202) 624-1959 or atanzi@bloomberg.net
To contact the editor for this story:
Terry Barrett at (44) (20) 7673-2461 or tbarrettl@bloomberg.net
BLOOMBERG - Your definitive source
If you need help on the BLOOMBERG press the HELP key twice
Copyright (c) 2005, Bloomberg, L. P.

2 of 3

BN	U.S. Federal Funds Forecasts: BN Monthly Survey (Table) Jul 12 2005 7:28

CSM Worldwide	A. Kahn	3.50%	3.50%	4.25%	4.50%	4.50%	4.50%
Desjardins Group	G. Soucy	3.50%	3.50%	3.50%	3.50%	3.75%	4.25%
Deutsche Bank	Hooper/Lavorgna	3.75%	4.00%	4.25%	4.50%	4.75%	5.00%
Econ. Consulting	K. Kobe	3.75%	4.00%	4.00%	4.00%	4.00%	4.00%
Economy.com	M. Zandi	3.75%	4.00%	4.50%	4.50%	4.75%	5.00%
Essen Hyp	D. Chlench	3.75%	4.25%	4.50%	4.75%	5.00%	5.00%
Fannie Mae	Berson/Velz	3.50%	3.75%	4.00%	4.25%	4.25%	4.25%
First Albany	H. Johnson Jr.	3.75%	4.00%	4.25%	4.25%	4.25%	4.25%
Genetski Financial	R. Genetski	3.50%	4.00%	4.00%	4.00%	4.00%	4.00%
Georgia State	R. Dhawan	3.50%	4.00%	4.00%	4.25%	4.25%	4.25%
Global Insight	N. Gault	3.75%	4.00%	4.00%	4.00%	4.00%	4.00%
Goldman Sachs	E. McKelvey	3.75%	4.00%	4.25%	4.50%	4.50%	4.50%
High Frequency	I. Shepherdson	3.75%	4.25%	4.50%	n/a	n/a	n/a
ING Barings	J. Knightley	3.75%	4.00%	4.25%	4.25%	4.25%	4.25%
IXIS	M. Ripert	3.75%	4.00%	4.25%	4.25%	n/a	n/a
John Dunham Assoc.	J. Dunham	3.75%	4.00%	4.25%	4.50%	4.50%	4.50%

Time period		3Q	4Q	1Q	2Q	3Q	4Q
		2005	2005	2006	2006	2006	2006

J.P. Morgan	B. Baldino	3.75%	4.25%	4.50%	4.50%	4.50%	4.50%
Landesbank	R. Umlauf	3.75%	4.00%	4.25%	4.25%	n/a	n/a
Laurentian Bank	C. Leitao	3.75%	4.00%	4.00%	4.00%	4.00%	n/a
Lehman	J. Abate	3.75%	4.00%	4.00%	4.00%	4.00%	4.00%
MFR	J. Shapiro	3.75%	4.00%	4.00%	4.00%	4.00%	4.00%
Mizuho Sec.	G. Haberbush	3.75%	4.00%	4.00%	4.00%	n/a	n/a
Morgan Keegan	D. Ratajczak	3.75%	4.00%	4.25%	4.25%	4.25%	4.25%
Morgan Stanley	R. Berner	3.75%	4.00%	4.25%	4.50%	4.50%	4.50%
Mortgage Bankers	D. Duncan	3.50%	3.75%	4.00%	4.25%	n/a	n/a
NAHB	D. Seiders	3.75%	4.00%	4.25%	4.25%	4.25%	4.25%
NAR	Lereah/Yun	3.50%	3.75%	4.00%	4.00%	4.00%	4.00%
Naroff Economics	J. Naroff	3.50%	4.00%	4.25%	4.50%	4.75%	4.75%
PNC	S. Hoffman	3.50%	3.75%	4.00%	4.25%	4.25%	4.00%
Rasbank SPA	M. Radaelli	3.75%	4.00%	4.00%	4.00%	4.00%	4.00%
RBS Greenwich Cap.	S. Stanley	3.75%	4.25%	4.75%	5.00%	5.25%	5.50%
SIOR	J. Smith	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%
Societe Generale	S. Gallagher	3.25%	3.25%	3.25%	3.25%	3.25%	3.25%

Time period		3Q	4Q	lQ	2Q	3Q	4Q
		2005	2005	2006	2006	2006	2006

SwissRe	K. Karl	n/a	4.00%	4.25%	4.50%	4.50%	4.50%
Sumitomo	E. Ying	3.75%	3.75%	3.75%	3.75%	3.50%	3.25%
TD Securities	Gomez/Levesque	3.50%	3.75%	4.00%	4.00%	3.75%	3.50%
UBS Warburg	J. O’Sullivan	3.75%	4.00%	4.00%	4.00%	4.00%	4.00%
ULPIA	L. Noto	3.50%	3.75%	4.25%	4.50%	4.50%	4.50%
US Trust	R. McGee	3.75%	4.00%	4.00%	4.00%	4.00%	3.50%

Bloomberg - Your definitive source
If you need help on the BLOOMBERG press the HELP key twice
Copyright (c) 2005, Bloomberg, L. P.

3 of 3

BN	U.S. Federal Funds Forecasts: BN Monthly Survey (Table) Jul 12 2005 7:28

U. of Maryland	P. Morici	3.75%	4.00%	4.00%	4.00%	4.00%	4.00%
U. of Texas El Paso	T. Fullerton	3.50%	3.75%	4.00%	4.00%	4.00%	4.00%
Wachovia	J. Silvia	3.50%	3.75%	3.75%	4.00%	4.25%	4.50%
West Pac	J. Shugg	3.50%	4.00%	4.00%	4.50%	4.50%	4.50%
Wells Capital Mnge.	G. Schlossberg	3.75%	4.00%	4.00%	4.00%	3.75%	3.50%
Wells Fargo Eco.	S. Anderson	3.75%	4.00%	4.00%	n/a	n/a	n/a

—Editors: Miller, Barrett
Story illustration: To chart the federal funds rate target:
(FDTR <Index> GP M <GO>); To chart the discount rate:
(DISC <Index> GP)
To view Fed fund futures (FFA <Cmdty> CT <GO>)
For more economic surveys: (OUTL <GO>)
For more information on economic releases: (ECO <GO>)
For more information on the FOMC: (FOMM <GO>)
For today’s business and financial stories: (TOP <GO>)
For stories about Federal Reserve actions: (FEDU <GO>)
To contact the reporter on this story:
Alex Tanzi in Washington (202) 624-1959 or atanzi@bloomberg.net
To contact the editor for this story:
Terry Barrett at (44) (20) 7673-2461 or tbarrett1@bloomberg.net
[TAGINFO]
NI ECO
NI BON
NI CEN
NI GBN
NI US
NI FED
NI GOV
NI USECO
NI ECOSURV
NI SURVFEDFD
NI MMK
NI RP
NI RVU
NI TABLE
Index news:
FDTR <Index>
#<610816.7367<8>#
-0- Jul/12/2005 11:28 GMT
Bloomberg - Your definitive source
If you need help on the BLOOMBERG press the HELP key twice
Copyright (c) 2005, Bloomberg, L. P.

EXHIBIT III

	Actual					Forecasts (In Bold)
Economy	2004:Q1	2004:Q2	2004:Q3	2004:Q4	2005:Q1	2005:Q2	2005:Q3	2005:Q4	2006:Q1	2006:Q2	2006:Q3	2006:Q4
Nominal GDP	11472.6	11657.5	11814.9	11994.8	12191.7	12419.9	12652.4	12874.2	13106.1	13348.3	13595.0	13839.8
% change*	7.4	6.6	5.5	6.2	6.7	7.7	7.7	7.2	7.4	7.6	7.6	7.4
Real GDP(1)	10697.5	10784.7	10891.0	10994.3	11088.8	11195.4	11311.1	11428.1	11537.9	11648.8	11755.1	11856.6
% change*	4.5	3.3	4.0	3.8	3.5	3.9	4.2	4.2	3.9	3.9	3.7	3.5
Implicit Price Deflator	107.3	108.2	108.6	109.2	110.0	111.0	112.0	112.8	113.8	114.8	115.9	117.1
% change*	2.8	3.2	1.4	2.3	3.2	3.8	3.5	3.0	3.5	3.7	3.9	3.9
Real Pers. Cons. Exp (1)	7543.0	7572.4	7667.8	7747.0	7816.5	7889.7	7963.6	8034.4	8101.8	8167.8	8230.4	8291.4
% change*	4.1	1.6	5.1	4.2	3.6	3.8	3.8	3.6	3.4	3.3	3.1	3.0
Nonresidential Fixed Inv.(1)	1173.0	1207.9	1245.3	1288.3	1299.5	1324.7	1353.6	1381.5	1408.3	1435.7	1461.9	1486.8
% change*	4.2	12.4	13.0	14.5	3.5	8.0	9.0	8.5	8.0	8.0	7.5	7.0
Consumer Price Index	186.6	188.6	189.4	191.0	192.2	194.3	196.0	197.4	199.2	201.0	203.0	205.0
% change*	3.9	4.4	1.6	3.6	2.4	4.5	3.5	3.0	3.6	3.8	4.0	4.0
“Core” CPI	195.0	196.2	197.1	198.2	199.5	200.6	202.1	203.7	205.5	207.5	209.5	211.6
% change*	1.9	2.5	1.7	2.3	2.6	2.3	2.9	3.3	3.6	3.8	4.0	4.0
Industrial Production	113.9	115.1	115.9	117.1	118.2	119.2	120.8	122.3	123.9	125.4	127.0	128.5
% change*	5.4	4.3	2.7	4.4	3.7	3.5	5.4	5.3	5.1	5.1	5.0	5.0
Housing Starts(2)	1.929	1.923	1.974	1.973	2.083	2.078	2.080	2.080	2.080	2.080	2.080	2.080
% change*	-19.2	-1.2	11.0	-0.2	24.2	-1.0	0.5	0.0	0.0	0.0	0.0	0.0
Unemployment Rate (%)	5.7	5.6	5.4	5.4	5.3	5.1	4.9	4.9	4.8	4.7	4.7	4.6

Interest Rates(4)

Federal Funds Rate	1.00	1.25	1.75	2.25	2.75	3.25	4.00	4.25	4.75	5.00	5.25	5.25
3-month T-bill	0.95	1.33	1.71	2.22	2.79	3.20	3.95	4.20	4.70	4.95	5.20	5.20
2-Year Treasury	1.60	2.70	2.63	3.08	3.80	3.85	4.45	4.70	5.20	5.45	5.65	5.65
5-Year Treasury	2.80	3.81	3.38	3.63	4.18	4.00	4.60	4.85	5.35	5.60	5.80	5.80
10-Year Treasury	3.86	4.62	4.14	4.24	4.50	4.20	4.75	5.20	5.65	5.90	6.00	6.00
30-Year Treasury	4.87	5.41	4.97	4.86	4.76	4.50	5.05	5.50	5.95	6.25	6.35	6.35
Mortgage Rates(3)	5.45	6.29	5.76	5.75	5.93	5.60	6.15	6.65	7.10	7.35	7.45	7.45
Muni Bond Buyer GO Index	4.41	5.01	4.54	4.49	4.61	4.35	4.85	5.10	5.50	5.70	5.70	5.65
Corporate: S&P Aa 10-yr	4.69	5.34	4.77	4.93	5.20	4.90	5.40	5.85	6.30	6.55	6.60	6.60
(1)—Chain Weighted

(2)—Housing Starts are seasonally adjusted at annual rates in millions of units

(3)—Mortgage rates are contract rates on commitments for fixed rate first mortgages from FHLMC.

(4)—Interest Rates are from end of quarter.

* — all % change statistics are quarterly changes at annual rates

Brian S. Wesbury	6/17/2005

EXHIBIT IV
Chuck Mihal

From: Mark Evans [mailto:MEvans@viningsparks.com]
Sent: Thursday, July 28, 2005 3:49 PM
To: camihal@homecityfederal.com
Cc: ATichy@viningsparks.com
Subject: Preferreds
Attached is a graph of the price of a 2yr CMT preferred that repriced in 2005 as compared to one of the FNMA issues that reprices in 2006. As I mentioned over the phone, the market has historically not priced in future resets on these preferred stocks until just a few months before the dividend reset dates. This pattern has been observed on a number of different issues. It is reasonable to expect that with rates unchanged, the prices of the FNMA F and G preferred stocks should recover a good portion of their losses similar to the way similar FHLMC issues have.
Please let me know if you have any further questions or if there is more information which you think of that might be of use, please let me know.
Mark Evans, CFA
Vining Sparks
mevans@viningsparks.com
800-829-0321 901-766-3260 fax 762-6801
775 Ridge Lake Blvd, Memphis 38120
Although the information herein has been obtained from sources we believe to be reliable, we do not guarantee its accuracy. All opinions expressed in this report constitute the judgments as of the dates indicated and are subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any product. The accuracy of the financial projections is dependent on the occurrence of future events which cannot be assured; therefore, the actual results achieved during the projection period may vary from the projections.
NOTE:
     At my request, Mark Evans also provided the graph on p.3 of 8 showing our FNMA G Series compared to an FRE Series M and yet another (p.4 of 8) showing both our Series F & G plotted relative to the prior two comparables as well as to FRE Series N which ties to a 1-year libor.
     Mark also provided the data base relative to a larger group of floating rate agencies, inclusive of all those charted, for data support and additional comparability (pp.5 to 8).

						313400608	313400648
						FRE B 3mo LI	FRE G 3mo LI
						1.45%	1.45%
						FRE G
					Call Date	9/15/2003	9/30/2003
					Reset Date	9/15/2003	9/15/2003
						FRE G 3LI	FRE G 3LI
	12m Libor	2yr CMT	3m Libor	5yr CMT		313400608	313400648
Jan-00	6.75	6.44	6.49	6.58
Feb-00	6.76	6.61	6.65	6.68
Mar-00	6.94	6.53	6.53	6.50
Apr-00	7.10	6.40	6.36	6.20
May-00	7.50	6.81	6.77	6.69
Jun-00	7.18	6.48	6.43	6.30
Jul-00	7.08	6.34	6.26	6.18
Aug-00	6.97	6.23	6.17	6.06
Sep-00	6.80	6.08	6.02	5.93
Oct-00	6.73	5.91	5.85	5.78
Nov-00	6.56	5.88	5.79	5.70
Dec-00	6.00	5.35	5.26	5.17
Jan-01	5.17	4.76	4.77	4.86
Feb-01	4.88	4.66	4.71	4.89
Mar-01	4.67	4.34	4.43	4.64
Apr-01	4.44	4.23	4.42	4.76			44.20
May-01	4.24	4.26	4.51	4.93		47.65	44.70
Jun-01	4.18	4.08	4.35	4.81		47.50	44.10
Jul-01	3.82	4.04	4.31	4.76		47.75	43.16
Aug-01	3.56	3.76	4.04	4.57		47.75	47.75
Sep-01	2.64	3.12	3.45	4.12		47.75	47.75
Oct-01	2.27	2.73	3.14	3.91		47.75	45.75
Nov-01	2.39	2.78	3.22	3.97		47.75	45.75
Dec-01	2.44	3.11	3.62	4.39		47.75	45.75
Jan-02	2.49	3.03	3.56	4.34		47.75	45.75
Feb-02	2.43	3.02	3.55	4.30		47.75	45.88
Mar-02	3.00	3.56	4.14	4.74		47.50	47.50
Apr-02	2.63	3.42	4.01	4.65		47.50	47.50
May-02	2.59	3.26	3.81	4.49		47.50	47.50
Jun-02	2.29	2.99	3.49	4.19		47.50	47.50
Jul-02	2.09	2.56	3.01	3.81		47.50	47.50
Aug-02	1.90	2.13	2.52	3.29		47.50	47.50
Sep-02	1.73	2.00	2.32	2.94		47.50	47.50
Oct-02	1.64	1.91	2.25	2.95		47.50	47.50
Nov-02	1.73	1.92	2.32	3.05		47.50	47.50
Dec-02	1.45	1.84	2.23	3.03		47.50	47.50
Jan-03	1.45	1.74	2.18	3.05		47.50	47.50
Feb-03	1.38	1.63	2.05	2.90		46.00	48.50
Mar-03	1.28	1.57	1.98	2.78		46.00	48.50
Apr-03	1.36	1.62	2.06	2.93		46.00	48.50
May-03	1.21	1.42	1.75	2.52		47.00	46.00
Jun-03	1.19	1.23	1.51	2.27		45.48	45.48
Jul-03	1.27	1.47	1.93	2.87		42.90	42.90
Aug-03	1.43	1.86	2.44	3.37		43.96	43.96
Sep-03	1.30	1.71	2.23	3.18		43.84	43.84
Oct-03	1.48	1.75	2.26	3.19		43.92	43.92
Nov-03	1.56	1.93	2.45	3.29		43.86	43.86
Dec-03	1.46	1.91	2.44	3.27		43.29	43.29
Jan-04	1.48	1.76	2.27	3.12		42.92	42.92
Feb-04	1.37	1.74	2.25	3.07		42.86	42.86
Mar-04	1.35	1.58	2.00	2.79		42.98	42.98
Apr-04	1.83	2.55	2.57	3.86		42.92	42.92
May-04	2.06	2.79	3.10	4.01		43.86	43.86
Jun-04	2.46	2.76	3.26	3.93		43.86	43.86
Jul-04	2.48	2.64	3.05	3.69		43.82	43.82
Aug-04	2.30	2.51	2.88	3.47		42.82	42.82
Sep-04	2.48	2.53	2.83	3.36		43.82	43.82
Oct-04	2.54	2.57	2.17	3.30		43.93	43.93
Nov-04	2.98	2.85	2.35	3.53		42.87	42.87
Dec-04	3.10	3.01	2.55	3.60		41.99	41.99
Jan-05	3.26	3.20	2.70	3.70		40.87	40.87
Feb-05	3.46	3.42	2.85	3.86		41.26	41.26
Mar-05	3.85	3.73	3.12	4.17		41.48	41.48
Apr-05	3.69	3.65	3.21	4.00		41.37	41.37
May-05	3.76	3.64	3.34	3.85		41.27	41.27
Jun-05	3.86	3.65	3.50	3.76		39.98	39.98
Jul-05						39.875	39.875

313400756	313400780	313400764	313586703	313586802	313586869	313400798	313586851
FRE 4.48 2yr	FRE 4.817 2yr	FRE 4.5 1yr LI	FN 6.295 2yr	FN 6.023 2yr	FN 3.78 2yr	FRE 5.97	FN 3.0
1.34%	1.61%	1.14%	1.47%	1.83%	3.78%	5.97%	3.00%
FRE Q	FRE M	FRE N	FNM F	FNM G	FNM J	FRE L	FNM K
9/30/2003	9/30/2003	3/31/2004	3/31/2004	6/30/2003	11/1/2004	12/31/2004	3/31/2005
9/30/2003	9/30/2003	3/31/2004	3/31/2004	9/30/2004	11/1/2004	12/31/2004	3/31/2005
FRE Q 2yr CMT	FRE M 2yr CMT	FRE N 1yr LI	FN F 2yr CMT	FN G 2yr CMT	FN J 2yr Swaps	FRE L 5yr CMT	FN K 2yr Swaps
313400756	313400780	313400764	313586703	313586802	313586869	313400798	313586851
						49.42
						50.00
			50.25			48.89
			49.75			50.23
			50.63			49.75
			50.00			49.00
			50.00			49.13
			50.35			50.15
			50.23			48.50
			50.08			49.98
			50.45			50.35
			50.42			50.88
			50.75			52.00
			50.51			52.70
			50.31			52.23
	50.01		50.16			51.98
50.00	50.14	49.97	50.59	50.74		51.58
50.21	49.99	50.15	50.00	50.97		52.02
50.06	50.13	50.23	49.97	50.44		52.59
50.06	50.13	50.23	50.19	50.44		52.59
50.75	50.95	49.78	49.63	50.33		53.18
50.52	50.73	49.84	49.24	50.16		52.91
50.51	50.48	50.08	48.93	49.56		52.85
50.21	50.31	50.01	48.50	49.45		53.05
50.15	50.31	49.99	48.15	47.79		52.54
49.68	49.88	48.32	47.41	48.44		52.19
49.71	49.83	48.32	46.46	48.57		51.82
48.98	49.45	48.28	46.29	47.27		51.52
48.53	48.44	48.08	46.13	47.00		51.48
48.53	48.44	48.08	46.38	47.00		51.48
45.74	45.68	46.26	48.30	43.66		52.54
46.56	46.48	46.57	48.41	44.41		52.29
46.95	46.90	46.96	48.96	45.58		52.81
46.71	46.65	46.72	48.77	45.49		52.49
46.21	46.15	45.72	48.47	46.19		52.02
46.21	46.15	45.72	48.47	46.19	50.30	52.02
46.21	46.15	45.72	48.47	46.19	50.30	52.02
46.08	46.00	45.56	48.37	46.13	50.71	51.84
45.95	45.87	45.44	48.24	46.01	50.58	51.71	49.99
42.75	42.69	44.76	48.30	45.10	50.51	52.66	49.85
40.50	38.69	44.76	48.30	43.20	50.51	52.67	49.91
39.95	39.90	39.96	41.96	39.98	50.50	49.93	50.00
41.91	42.39	41.67	43.50	42.37	50.73	48.58	50.04
41.96	42.45	40.97	42.90	42.45	49.89	48.83	50.16
40.85	41.82	40.62	42.10	41.79	49.32	48.33	49.66
40.93	41.91	40.69	42.30	41.90	49.54	48.42	49.83
40.87	40.85	40.89	40.67	40.83	49.64	47.81	49.72
40.30	40.79	40.80	40.77	40.79	49.27	47.61	49.28
39.92	40.41	39.69	41.05	40.15	50.03	49.41	49.98
40.87	40.85	39.64	40.91	41.37	50.14	49.93	50.09
40.98	40.98	39.73	41.20	41.52	50.44	48.41	50.33
40.92	40.91	39.94	41.05	41.40	50.03	45.66	50.20
40.87	40.85	41.89	40.66	40.82	49.89	44.43	49.71
40.87	42.00	41.89	39.86	41.07	49.89	40.25	49.71
40.83	40.80	40.86	38.82	41.27	49.53	40.25	49.13
40.83	40.80	40.86	38.82	41.27	49.53	41.25	49.63
40.83	40.55	39.61	38.07	40.77	49.53	46.00	49.63
39.93	38.92	37.94	37.43	37.91	49.82	43.71	49.85
38.92	37.91	37.44	37.18	37.13	49.26	41.82	49.35
36.99	38.48	38.49	35.99	35.98	49.84	39.44	49.85
37.42	38.41	37.94	36.43	36.38	49.76	39.82	49.85
41.85	41.84	39.14	37.37	36.78	49.55	38.91	49.72
41.99	42.24	39.24	37.49	36.48	49.97	37.98	49.98
40.92	40.92	40.94	35.43	35.38	49.26	35.32	49.35
41.11	41.10	41.15	35.38	35.29	49.08	34.81	49.23
41.99	41.49	41.24	35.49	35.48	49.47	35.98	49.48
41.173	41.419	40.795	35.433	35.386	49.271	36.076	49.354

	313400731	313400772	313400830	313400855	313400863	313400889	313586505
	FRE 5.7	FRE 5.81	FRE 5.79	FRE 5.1	FRE 5.0	FRE 5.81	FRE 5.25
	5.70%	5.81%	5.79%	5.10%	5.00%	5.81%	5.25%
	FRE R	FRE O	FRE K	FRE H	FRE F	FREGP
	12/31/2006	3/31/2011	6/30/2009	9/30/2003	9/30/2003	9/30/2003	9/30/2003
	FRE R fixed	FRE O fixed	FRE K fixed	FRE H fixed	FRE F fixed	FREGPfixed	fixed
313586794	313400731	313400772	313400830	313400855	313400863	313400889	313586505
	49.68
					42.00
					45.00
		50.02	50.38	45.50	43.00
		49.52	49.32	44.00	43.25
		49.12	48.87	43.50	44.75
		47.60	49.11	42.15	41.28
		47.60	49.11	42.15	41.28	49.35
		49.06	50.69	43.09	42.19	50.74	44.39
		49.04	50.62	43.11	42.22	50.67	44.36
	49.58	48.80	49.63	42.90	42.26	49.73	44.36
	49.18	49.45	49.70	43.71	44.80	49.95	44.96
	49.68	49.43	49.68	43.59	42.85	49.93	44.83
	49.67	49.41	49.66	43.60	42.86	49.91	44.84
	50.69	49.82	51.14	50.69	45.20	51.19	47.45
	50.65	49.77	51.10	43.98	45.16	51.15	47.41
	50.65	49.77	51.10	43.98	45.16	51.15	47.41
	50.65	49.77	51.10	43.98	45.16	51.15	47.41
	50.95	49.92	51.80	46.33	45.59	51.79	47.58
	50.45	49.94	51.56	46.50	46.51	51.69	47.99
	51.19	52.44	51.69	47.94	47.94	49.94	48.07
	53.14	53.13	52.63	48.67	47.68	49.73	47.91
	52.89	51.13	52.13	48.92	47.68	49.73	47.91
	52.89	51.13	52.13	48.92	47.68	49.73	47.91
	52.89	51.13	52.13	48.92	47.68	49.73	47.91
	52.71	53.45	51.95	48.77	48.78	49.55	48.50
	52.46	53.20	51.70	48.52	48.53	49.30	48.25
	51.43	52.68	52.68	49.22	48.22	49.88	48.71
	54.68	55.68	54.68	49.72	49.72	49.88	48.71
	51.69	55.94	53.94	49.94	48.44	50.04	49.19
	50.90	52.59	51.84	48.39	47.65	49.09	49.13
	49.71	48.83	48.83	44.85	43.85	47.33	47.85
	48.73	48.35	48.22	45.93	44.19	46.85	47.41
	49.06	48.68	48.55	45.47	43.72	46.18
	48.84	50.45	48.95	45.52	43.53	45.95	45.50
	49.20	49.32	47.85	44.44	42.48	44.92	44.43
	49.93	51.17	50.17	46.46	45.63	49.67	47.91
	49.95	51.69	51.70	47.01	45.57	49.44	47.70
	50.41	52.16	52.16	47.42	45.97	49.91	48.13
	50.18	51.67	51.42	46.71	43.72	48.67	46.08
	48.95	48.94	48.45	43.22	42.38	46.44	44.50
	47.44	48.36	48.19	42.96	42.11	48.36	44.22
	48.42	49.77	48.53	43.09	42.38	48.27	44.34
	47.90	48.42	48.25	43.22	42.37	47.24	44.49
	50.32	50.92	50.65	51.02	44.22	50.38	45.95
	48.223	49.968	50.079	44.082	43.213	50.254	45.386
	48.287	49.221	49.052	43.178	42.323	48.161	44.450
	48.684583	49.623514	49.453708	43.530417	42.671389	49.623514	44.788958
56.140	49.787	50.751	50.582	44.518	43.643	49.031	45.030
55.589	49.322	50.281	50.103	44.108	43.238	50.281	43.864
55.951	48.632	48.990	48.460	42.965	42.715	47.960	43.224
55.150	47.555	48.470	48.311	42.545	41.720	47.680	42.708
54.878	49.813	50.744	50.605	44.577	43.696	49.484	45.103
55.451	48.820	49.760	49.590	43.675	42.825	49.760	44.964
55.160	46.773	47.668	47.509	41.842	41.027	47.668	43.075

313586877	313586885	313400749	313400806	313400814	313400822	313586604	313586836	313586828
FN 5.375	FN 5.81	FRE 6.0	FRE 6.14	FRE 5.1	FRE 5.3	FN 5.10	FN 4.75	FN 5.5
5.38%	5.81%	6.00%	6.14%	5.10%	5.30%	5.10%	4.75%	5.50%
FNM I	FNM H	FRE P	FRE D		FREJP		FNM M	FNM N
12/31/2007	4/6/2006	6/30/2006	9/30/2003	3/31/2004	9/30/2003	4/30/2004	6/10/2008	9/25/2008
FNM I fixed	FNM H fixed	FRE P fixed	FRE D fixed	fixed	FREJP fixed	fixed	FNM M fixed	FNM N fixed
313586877	313586885	313400749	313400806	313400814	313400822	313586604	313586836	313586828
			50.00
	49.62		50.41
	49.17	50.54	49.61
	49.15	50.03	49.96
	49.15	50.03	49.96
	49.14	50.73	50.68	43.09	44.79
	49.12	50.71	50.30	43.06	44.75
	49.13	50.66	49.89	42.95	42.95
	49.95	50.70	49.95	43.46	44.96
49.83	49.93	50.67	49.91	43.34	44.96
	49.91	50.64	49.88	43.35	44.96
	50.69	51.19	49.82	46.95	47.45
	50.65	51.14	49.76	46.91	47.40
	50.65	51.14	49.76	46.91	47.40
	50.65	51.14	49.76	46.91	47.40
	51.54	52.23	49.90	46.36	47.82
	51.44	51.92	50.40	46.50	47.73
	51.94	52.93	50.43	46.82	47.94	47.59
	52.63	51.62	49.81	46.55	47.66	47.42
49.83	50.88	54.62	49.93	46.67	47.66	47.42
49.83	50.88	54.62	49.93	46.67	47.66	47.42
49.83	50.88	52.62	49.93	46.67	47.66	47.42
51.85	52.45	52.43	50.02	47.77	48.50	48.02
51.60	52.20	52.18	49.77	47.52	48.25
51.22	53.68	53.17	49.96	47.97	49.21	48.22
51.22	53.68	54.17	51.41	49.47	49.71	48.22
50.71	55.44	55.18	50.58	50.04	50.04	48.69	49.68
50.12	50.79	51.58	49.94	48.39	49.62	48.39	45.75
46.84	48.83	51.33	50.20	44.85	47.85	43.85	42.36
46.40	48.35	52.50	49.31	45.93	46.90	44.93	41.97	50.00
45.70	48.68	51.42	49.53	46.22	46.21	45.22	41.18	47.94
49.99	49.95	51.43	49.67	49.87	46.00	46.14	42.56	48.15
48.83	48.83	51.25	48.58	48.69	44.92	45.04	42.43	47.04
49.14	50.52	50.91	49.90	46.62	48.28	46.62	43.50	49.69
49.23	50.44	51.18	49.66	46.43	48.07	46.43	43.32	49.47
49.67	50.91	51.66	50.16	46.84	48.50	46.84	43.70	49.92
48.07	49.67	51.16	49.90	46.71	47.70	46.46	42.73	47.69
45.32	48.94	49.18	49.66	43.23	44.89	43.23	40.47	47.02
45.12	48.36	49.94	49.16	42.96	44.11	42.96	40.01	45.78
45.64	49.33	50.94	49.13	43.68	45.00	43.68	40.69	46.94
45.17	47.24	48.78	49.48	43.22	44.92	43.22	40.25	46.22
47.05	50.85	50.25	49.28	44.86	46.37	44.64	41.65	48.23
46.473	50.254	51.906	49.452	44.083	45.821	44.083	41.040	47.560
45.514	49.221	50.842	48.684	43.178	44.878	43.178	40.196	46.577
45.857743	49.593514	51.261667	50.440306	43.530417	45.248472	43.500417	40.503819	46.936528
46.104	49.861	52.422	50.184	44.518	46.278	43.738	40.716	47.187	43.957
45.682	49.401	50.183	49.920	44.108	45.059	44.088	40.341	46.751	43.546
43.963	47.335	50.458	49.957	42.465	43.463	42.465	39.117	45.212	42.194
43.721	47.260	50.060	51.223	42.545	43.495	41.515	38.643	44.735	41.684
46.172	49.914	52.437	49.454	44.577	46.319	43.807	40.808	47.251	44.024
46.033	49.760	51.388	49.707	43.675	45.393	43.675	40.677	47.102	43.894
44.099	47.668	49.228	50.382	41.842	43.482	41.842	38.969	45.133	42.051

EXHIBIT V
VINING SPARKS/MARK EVANS

P. 1 OF 2

8/2/2005	8/2/2005
#NAME?	#NAME?
GUESTIMATED PRICE AT RESET

FNMA SERIES F

		PRICING METHOD 1	PRICING METHOD 2

MARGIN	-0.16	Changes investor’s spread to estimate market	Leaves spread unchanged but
		prices	assumes call in 20 yrs to
estimate market price
		PRICING SCENARIOS ASSUMING NO CALL	PRICING ASSUMING CALL
										PRICE
										REQUIRE D
		34%					PRICE TO			ASSUME
		TAX-EQUIV	SPREAD TO	INVESTOR'S	INVESTOR'S	TEY @ PAR	DELIVER	INVESTOR'S	INVESTOR'S	CALL IN
2YR TREAS	DIVIDEND	DIVIDEND	INDEX	SPREAD	YIELD	% OF REQUIRED	REQUIRED YIELD	SPREAD	YIELD	20 YRS
1.00	0.84	1.14291	0.14	2.25	3.25	0.571454545	17.583	2.25	3.25	#NAME?
1.50	1.34	1.82321	0.32	2.25	3.75	0.911606061	24.309	2.25	3.75	#NAME?
2.00	1.84	2.50352	0.50	2.25	4.25	1.251757576	29.453	2.25	4.25	#NAME?
2.50	2.34	3.18382	0.68	2.25	4.75	1.591909091	33.514	2.25	4.75	#NAME?
3.00	2.84	3.86412	0.86	2.25	5.25	1.932060606	36.801	2.25	5.25	#NAME?
3.50	3.34	4.54442	1.04	2.25	5.75	2.272212121	39.517	2.25	5.75	#NAME?
4.00	3.84	5.22473	1.22	2.25	6.25	2.612363636	41.798	2.25	6.25	#NAME?
4.50	4.34	5.90503	1.41	2.25	6.75	2.952515152	43.741	2.25	6.75	#NAME?
5.00	4.84	6.58533	1.59	2.25	7.25	3.292666667	45.416	2.25	7.25	#NAME?
5.50	5.34	7.26564	1.77	2.25	7.75	3.632818182	46.875	2.25	7.75	#NAME?
6.00	5.84	7.94594	1.95	2.25	8.25	3.972969697	48.157	2.25	8.25	#NAME?
6.50	6.34	8.62624	2.13	2.25	8.75	4.313121212	49.293	2.25	8.75	#NAME?
7.00	6.84	9.30655	2.31	2.25	9.25	4.653272727	50.306	2.25	9.25	#NAME?
7.50	7.34	9.98685	2.49	2.25	9.75	4.993424242	51.215	2.25	9.75	#NAME?
8.00	7.84	10.66715	2.67	2.25	10.25	5.333575758	52.035	2.25	10.25	#NAME?
8.50	8.34	11.34745	2.85	2.25	10.75	5.673727273	52.779	2.25	10.75	#NAME?
9.00	8.84	12.02776	3.03	2.25	11.25	6.013878788	53.457	2.25	11.25	#NAME?
RESETS 3/31/06

FORECAST 2-YR TREAS.				5.20%

EXTRAPOLATE FROM
ABOVE CHART:

.20	=	40% x 1.459	=	.584	5.50%	46.875
.50		5.00	=	45.416	5.00%	45.416

ESTIMATED PRICE
@ RESET				$46.000		1.459

COST

8,000 SHS @
$50.46	=	403,680

VALUE AT
12/31/04
($36.25)		$290,000

ESTIMATED
VALUE AT
RESET 3/31/06
($46.00)		368,000

IMPROVEMENT		$78,000

EXHIBIT V
P. 2 OF 2
VINING SPARKS/MARK EVANS

8/2/2005	8/2/2005
#NAME?	#NAME?
GUESTIMATED PRICE AT RESET

FNMA SERIES G

	PRICING METHOD 1	PRICING METHOD 2

MARGIN -0.18	Changes investor’s spread to estimate market	Leaves spread unchanged but
	prices	assumes call in 15yrs to
estimate market price
	PRICING SCENARIOS ASSUMING NO CALL	PRICING ASSUMING CALL
										PRICE
										REQUIRED
		34%					PRICE TO			ASSUME
		TAX-EQUIV	SPREAD TO	INVESTOR'S	INVESTOR'S	TEY @ PAR	DELIVER	INVESTOR'S	INVESTOR'S	CALL IN
2YR TREAS	DIVIDEND	DIVIDEND	INDEX	SPREAD	YIELD	% OF REQUIRED	REQUIRED YIELD	SPREAD	YIELD	15YRS
1.00	0.82	1.11570	0.12	2.00	3.00	0.557848485	18.595	2.25	3.25	#NAME?
1.50	1.32	1.79600	0.30	2.00	3.50	0.898	25.657	2.25	3.75	#NAME?
2.00	1.82	2.47630	0.48	2.00	4.00	1.238151515	30.954	2.25	4.25	#NAME?
2.50	2.32	3.15661	0.66	2.00	4.50	1.57830303	35.073	2.25	4.75	#NAME?
3.00	2.82	3.83691	0.84	2.00	5.00	1.918454545	38.369	2.25	5.25	#NAME?
3.50	3.32	4.51721	1.02	2.00	5.50	2.258606061	41.066	2.25	5.75	#NAME?
4.00	3.82	5.19752	1.20	2.00	6.00	2.598757576	43.313	2.25	6.25	#NAME?
4.50	4.32	5.87782	1.38	2.00	6.50	2.938909091	45.214	2.25	6.75	#NAME?
5.00	4.82	6.55812	1.56	2.00	7.00	3.279060606	46.844	2.25	7.25	#NAME?
5.50	5.32	7.23842	1.74	2.00	7.50	3.619212121	48.256	2.25	7.75	#NAME?
6.00	5.82	7.91873	1.92	2.00	8.00	3.959363636	49.492	2.25	8.25	#NAME?
6.50	6.32	8.59903	2.10	2.00	8.50	4.299515152	50.583	2.25	8.75	#NAME?
7.00	6.82	9.27933	2.28	2.00	9.00	4.639666667	51.552	2.25	9.25	#NAME?
7.50	7.32	9.95964	2.46	2.00	9.50	4.979818182	52.419	2.25	9.75	#NAME?
8.00	7.82	10.63994	2.64	2.00	10.00	5.319969697	53.200	2.25	10.25	#NAME?
8.50	8.32	11.32024	2.82	2.00	10.50	5.660121212	53.906	2.25	10.75	#NAME?
9.00	8.82	12.00055	3.00	2.00	11.00	6.000272727	54.548	2.25	11.25	#NAME?
RESETS 9/30/06

FORECAST 2-YR TREAS.					5.65%
EXTRAPOLATE FROM
ABOVE CHART:
.15	=	30% x 1.236	=		.371	6.00%	49.492
.50		5.50	=		48.256	5.50%	48.256

ESTIMATED PRICE
@ RESET				$	48.627		1.236

COST

10,000 SHS @
$50.65	=	$506,500

VALUE AT
12/31/04
($36.61)		$366,100

ESTIMATED
VALUE AT
RESET 9/30/06
($48.627)		486,270

IMPROVEMENT		$120,170